November 20, 2006

Don S. Suh
Chief Executive Officer
SpatiaLight, Inc.
Five Hamilton Landing, Suite 100
Novato, California 94949

Re: SpatiaLight, Inc.
         Amendment No. 3 to Registration Statement on Form S-3
         Filed November 6, 2006
         File No. 333-137100

Dear Mr. Suh:

We have limited our review of your filing to the issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please file marked copies of your amendments via Edgar. See Rule 472 of Regulation C and Item 310 of Regulation S-T.

August 2006 Financing, page 26

2.   We note your response to prior comment 1 from our letter dated October 26, 2006. Please file the Wellington waiver you refer to in the first paragraph on page 27.

Exhibit 5.1

3.   Please tell us why it is necessary and appropriate to qualify the opinion by paragraphs a, b, d and clause (iii) of paragraph c.

4.   We note that the state law covered by the opinion is limited to the Business Corporation Law of New York. Please tell us how you concluded that New York law governs all

securities registered. Also, please provide an opinion regarding whether the warrants, units and subscription rights are legal, binding obligations under governing state <u>contract law</u>.

5.   Investors are entitled to rely on the opinion you file. Please file an opinion that does not imply to the contrary as in the penultimate paragraph of your current exhibit.

<u>Signature Page</u>

6.   From your recent Form 8-K filings, it appears that two directors recently departed from your board. Please provide us your analysis of why you did not need to provide the disclosure required by Item 5.02(a) of Form 8-K.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>Note 2. Issuance of Shares in 2005, page 45</u>

7.   We noted that you recorded the value of the October 2005 issuance of common stock subject to registration as temporary equity.

    •   Please provide us with your analysis regarding EITF 05-04, EITF 00-19 and EITF Topic D-98 and discuss your conclusion that these amounts should be classified as temporary equity.

    •   Tell us which of the views expressed in EITF 05-04 best describes your accounting policy and explain how you have accounted for the liquidated damages pursuant to that policy.

8.   We also noted that you accounted for the fair value of the warrants issued in conjunction with your common stock in October 2005 as a liability. Please tell us and revise the filing to clearly disclose all the material terms of the warrants. In addition, clarify for us your reasons for accounting for the warrants as a liability at inception and explain why, as you disclose, it would be appropriate to reclassify this liability to equity upon the effectiveness of your Registration Statement. Cite the accounting guidance upon which you based your response.

<u>Note 3. Short-Term Loans and Notes Payable - Argyle Notes, page 50</u>

9.   We note that you prepaid all interest relating to the Argyle Notes for the period July 1, 2005 through the maturity of December 31, 2008 by issuing 50,000 and 448,768 shares of common stock in December 2004 and January 2005. Please address the following relating to these transactions:

- Tell us your reasons for pre-paying the interest on the note to Argyle. Describe in detail the circumstances that led to the pre-payment of interest on the note with shares of your common stock. Explain the economics of the transaction and why it was economically beneficial to the company to pre-payment all interest on the debt.

- Explain how, in deciding to pre-pay the interest, you considered the fact that Argyle had already agreed to subordinate its right to repayment to all your senior secured obligations and, as a result, Argyle appeared unlikely to demand repayment other than through conversion of the note into common stock.

- Tell us whether you issued common shares as pre-payment of interest as an inducement or as consideration for Argyle's consent to subordinate its interest to your senior secured debt.

- As the $4,049,964 fair value of the 498,768 common shares issued as pre-payment of interest on the notes exceeded the $1,188,000 principal balance outstanding on the Argyle note, please explain how you concluded that the note had not been extinguished.

- As Argyle is an private equity investment advisory company controlled by Mr. Olins, your former Chief Executive Officer, Treasurer, and Secretary, which as of March 10, 2006 controlled 21% of your common stock, tell us how you considered the guidance in SAB Topics 4E and 4G, EITF 85-1 and Rule 5-02.30 of Regulation S-X in presenting the amounts on your balance sheet.

- As we note that you issued fully vested, nonforfeitable shares to Argyle as pre-payment of interest and that Argyle, at its option, has the right to convert the principal of the notes into shares of your common stock, tell us what recourse would be available to the company in the event Argyle decided to convert the notes.

Form 10-Q for Period ended September 30, 2006

Note 8. Issuance of Securities, page 18

Issuance of Shares, Stock Options and Warrants during the Nine Months ended September 30, 2006, page 19

10.   We also noted that you recorded the value of the September 2006 issuance of common stock subject to registration as temporary equity.

- Please provide us with your analysis regarding EITF 05-04, EITF 00-19 and EITF Topic D-98 and discuss your conclusion that these amounts should be classified as temporary equity.

- Tell us which of the views expressed in EITF 05-04 best describes your accounting policy and explain how you have accounted for the liquidated damages pursuant to that policy.

11.   We noted that you accounted for the fair value of the warrants issued in conjunction with your common stock in September 2006 as a liability. Please tell us and revise the filing to clearly disclose all the material terms of the warrants. In addition, clarify for us why you believe it is appropriate to account for the warrants as a liability at inception and also why you believe it is appropriate to reclassify this liability to equity upon the effectiveness of your Registration Statement. Cite the accounting guidance upon which you based your response.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Sherman at (202) 551-3640, or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671, if you have questions regarding our comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with questions regarding our comments on any other part of your filings.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Lawrence E. Wilson, Esq. – Franklin, Cardwell and Jones